PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP			MATTHEW W. ABBOTT	ROBERTA A. KAPLAN
			ALLAN J. ARFFA	BRAD S. KARP
1285 AVENUE OF THE AMERICAS		UNIT 3601, FORTUNE PLAZA OFFICE TOWER A	ROBERT A. ATKINS	JOHN C. KENNEDY
NEW YORK, NEW YORK 10019-6064		NO. 7 DONG SANHUAN ZHONGLU	DAVID J. BALL	ALAN W. KORNBERG
		CHAO YANG DISTRICT	JOHN F. BAUGHMAN	DANIEL J. KRAMER
TELEPHONE (212) 373-3000		BEIJING 100020	LYNN B. BAYARD	DAVID K. LAKHDHIR
		PEOPLE’S REPUBLIC OF CHINA	DANIEL J. BELLER	STEPHEN P. LAMB*
LLOYD K. GARRISON	(1946-1991)	TELEPHONE (86-10) 5828-6300	CRAIG A. BENSON	JOHN E. LANGE
RANDOLPH E. PAUL	(1946-1956)		MITCHELL L. BERG	DANIEL J. LEFFELL
SIMON H. RIFKIND	(1950-1995)	12TH FLOOR, HONG KONG CLUB BUILDING	MARK S. BERGMAN	XIAOYU GREG LIU
LOUIS S. WEISS	(1927-1950)	3A CHATER ROAD, CENTRAL	BRUCE BIRENBOIM	JEFFREY D. MARELL
JOHN F.WHARTON	(1927-1977)	HONG KONG	H. CHRISTOPHER BOEHNING	MARCO V. MASOTTI
		TELEPHONE (852) 2846-0300	ANGELO BONVINO	EDWIN S. MAYNARD
			JAMES L. BROCHIN	DAVID W. MAYO
		ALDER CASTLE	RICHARD J. BRONSTElN	ELIZABETH R. McCOLM
		10 NOBLE STREET	DAVID W. BROWN	MARK F. MENDELSOHN
WRITER’S DIRECT DIAL NUMBER		LONDON EC2V 7JU, U.K.	SUSANNA M. BUERGEL	TOBY S. MYERSON
		TELEPHONE (44 20) 7367 1600	PATRICK S. CAMPBELL*	JOHN E. NATHAN
			JESSICA S. CAREY	CATHERINE NYARADY
		FUKOKU SEIMEI BUILDING	JEANETTE K. CHAN	JOHN J. O’NEIL
WRITER’S DIRECT FACSIMILE		2-2 UCHISAIWAICHO 2-CHOME	YVONNE Y. F. CHAN	ALEX YOUNG K. OH
		CHIVODA-KU, TOKYO 100-0011, JAPAN	LEWIS R. CLAYTON	BRAD R. OKUN
		TELEPHONE (81-3) 3597-8101	JAY COHEN	KELLEY D. PARKER
			KELLEY A. CORNISH	MARC E. PERLMUTTER
WRITER’S DIRECT E-MAIL ADDRESS		TORONTO-DOMINION CENTRE	CHRISTOPHER J. CUMMINGS	MARK F. POMERANTZ
		77 KING STREET WEST, SUITE 3100	CHARLES E. DAVIDOW	VALERIE E. RADWANER
		P.O. BOX 226	DOUGLAS R. DAVIS	CARL L. REISNER
		TORONTO, ONTARIO M5K 1J3	THOMAS V. DE LA BASTIDE III	WALTER G. RICCIARDI
		TELEPHONE (416) 504-0520	ARIEL J. DECKELBAUM	WALTER RIEMAN
			ALICE BELISLE EATON	RICHARD A. ROSEN
		2001 K STREET, NW	ANDREW J. EHRLICH	ANDREW N. ROSENBERG
		WASHINGTON, DC 20006-1047	GREGORY A. EZRING	JACQUELINE P. RUBIN
		TELEPHONE (202) 223-7300	LESLIE GORDON FAGEN	RAPHAEL M. RUSSO
			MARC FALCONE	JEFFREY D. SAFERSTEIN
		500 DELAWARE AVENUE, SUITE 200	ANDREW C. FINCH	JEFFREY B. SAMUELS
		POST OFFICE BOX 32	BRAD J. FINKELSTEIN	DALE M. SARRO
		WILMINGTON, DE 19899-0032	ROBERTO FINZI	TERRY E. SCHIMEK
		TELEPHONE (302) 655-4410	PETER E. FISCH	KENNETH M. SCHNEIDER
			ROBERT C. FLEDER	ROBERT B. SCHUMER
			MARTIN FLUMENBAUM	JAMES H. SCHWAB
			ANDREW J. FOLEY	JOHN M. SCOTT
			HARRIS B. FREIDUS	STEPHEN J. SHIMSHAK
			MANUEL S. FREY	DAVID R. SICULAR
			ANDREW L. GAINES	MOSES SILVERMAN
			KENNETH A. GALLO	STEVEN SIMKIN
			MICHAEL E. GERTZMAN	JOSEPH J. SIMONS
			PAUL D. GINSBERG	MARILYN SOBEL
			ADAM M. GIVERTZ	AUDRA J. SOLOWAY
			ROBERT D. GOLDBAUM	TARUN M. STEWART
			NEIL GOLDMAN	ERIC ALAN STONE
			ERIC S. GOLDSTEIN	AIDAN SYNNOTT
			ERIC GOODISON	ROBYN F. TARNOFSKY
			CHARLES H. GOOGE, JR.	MONICA K. THURMOND
			ANDREW G. GORDON	DANIEL J. TOAL
			UDI GROFMAN	LIZA M. VELAZQUEZ
			NICHOLAS GROOMBRIDGE	MARIA T. VULLO
			BRUCE A. GUTENPLAN	LAWRENCE G. WEE
			GAINES GWATHMEY, III	THEODORE V. WELLS, JR.
			ALAN S. HALPERIN	BETH A. WILKINSON
			JUSTIN G. HAMILL	STEVEN J. WILLIAMS
			CLAUDIA HAMMERMAN	LAWRENCE I. WITDORCHIC
			GERARD E. HARPER	MARK B. WLAZLO
			BRIAN S. HERMANN	JULIA T.M. WOOD
			ROBERT M. HIRSH	JORDAN E. YARETT
			MICHELE HIRSHMAN	KAYE N. YOSHINO
			JOYCE S. HUANG	TONG YU
			DAVID S. HUNTINGTON	TRACEY A. ZACCONE
			MEREDITH J. KANE	T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO THE NEW YORK BAR

November 30, 2012

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated July 31, 2012

File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), reference is made to your letter dated November 16, 2012 regarding the above-captioned Form 40-F.  As discussed by telephone yesterday, the Company will provide its response to your letter by December 14, 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 212-373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz